ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
Dated May 23, 2025

HSBC USA Inc. Barrier Absolute Return Market-Linked Notes (With Daily Barrier Observation)

$ Notes Linked to the Nasdaq-100 Index® due on or about April 8, 2026

Investment Description

These Barrier Absolute Return Market-Linked Notes (the ''Notes'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Nasdaq-100 Index® (the "Underlying Index"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. A Barrier Event will occur if, on any Trading Day during the Observation Period (the period from but excluding the Trade Date to and including the Final Valuation Date), the Official Closing Level of the Underlying Index increases above the Upper Barrier (which equals to the Initial Level plus 19.00% of the Initial Level, to be determined on the Trade Date) or decreases below the Lower Barrier (which equals to the Initial Level minus 19.00% of the Initial Level). At maturity, for each $1,000 Principal Amount, (i) if a Barrier Event has occurred, you will receive the Principal Amount of your Notes plus a return equal to the Minimum Return of 0.00%, and (ii) if a Barrier Event has not occurred, you will receive the Principal Amount of your Notes plus a return equal to the greater of (a) the Minimum Return and (b) the absolute value of the Underlying Index Return (the percentage increase or decrease in the Final Level from the Initial Level). For example, if the Underlying Index Return is either -10.00% or +10.00%, your return will be +10.00%. **Investing in the Notes involves significant risks. The Notes do not pay any interest. The repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Minimum Return at Maturity If a Barrier Event Occurs:** If a Barrier Event has occurred during the Observation Period, at maturity you will receive the Principal Amount of your Notes plus a return equal to the Minimum Return for each $1,000 Principal Amount of your Notes, regardless of the Final Level.

❑ **Range-Bound Growth Potential If a Barrier Event Does Not Occur:** If a Barrier Event has not occurred during the Observation Period, at maturity you will receive the Principal Amount of your Notes plus a return equal to the greater of (i) the Minimum Return and (ii) the absolute value of the Underlying Index Return for each $1,000 Principal Amount of your Notes.

❑ **Repayment of Principal at Maturity**: If you hold the Notes to maturity, you will receive at least the Principal Amount of your Notes plus a return equal to the Minimum Return regardless of the performance of the Underlying Index. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	May 23, 2025
Settlement Date	May 29, 2025
Final Valuation Date[2]	April 2, 2026
Maturity Date[2]	April 8, 2026

[1] Expected

[2] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THIS RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These terms relate to an offering of Notes Linked to the Nasdaq-100 Index®. The Notes are offered at a minimum investment of $1,000 in denominations of $1,000 and integral multiples thereof. The Upper Barrier, the Initial Level and the Lower Barrier will be determined on the Trade Date.

Underlying Index	Initial Level	Upper Barrier	Lower Barrier	Minimum Return	CUSIP	ISIN
The Nasdaq-100 Index® ("NDX")	•	The Initial Level plus 19.00% of the Initial Level	The Initial Level minus 19.00% of the Initial Level	0.00%	40447CH94	US40447CH949

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated February 21, 2024, the accompanying prospectus supplement dated February 21, 2024, the accompanying equity index underlying supplement dated February 21, 2024 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the ''SEC'') nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $944.00 and $994.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Us
Per Note	$1,000.00	$5.00	$995.00
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Notes

This free writing prospectus relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire a senior unsecured debt instrument linked to the Underlying Index, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Notes relates to the Underlying Index, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Index, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including the Equity Index Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the Equity Index Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Equity index underlying supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 21, 2024, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 21, 2024 and references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated February 21, 2024.

Investor Suitability

The Notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the Notes, including the risk of receiving a return that may be equal to the Minimum Return.
- You can tolerate the possibility of receiving only the Principal Amount of your Notes plus the Minimum Return at maturity.
- You can tolerate fluctuations in the market price of the Notes prior to maturity that may be similar to or exceed fluctuations in the level of the Underlying Index
- You believe that the Official Closing Level of the Underlying Index will not be greater than the Upper Barrier or less than the Lower Barrier on any trading day during the Observation Period and understand and are willing to accept that you will only benefit from the absolute value of the Underlying Index Return if a Barrier Event does not occur during the Observation Period.
- You understand and accept that your potential return is limited by the Upper Barrier and Lower Barrier if a Barrier Event does not occur during the Observation Period, and by the Minimum Return if a Barrier Event occurs during the Observation Period.
- You are willing to invest in the Notes based on the Minimum Return, the Upper Barrier and the Lower Barrier indicated on the cover hereof.
- You are willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.
- You do understand and accept the risks associated with the Underlying Index.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Underlying Index.
- You are willing to assume the credit risk of HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving a return that may be equal to the Minimum Return.
- You cannot tolerate the possibility of receiving only the Principal Amount of your Notes plus the Minimum Return at maturity.
- You cannot tolerate fluctuations in the market price of the Notes prior to maturity that may be similar to or exceed fluctuations in the level of the Underlying Index.
- You believe that the Official Closing Level of the Underlying Index on any trading day during the Observation Period will increase or decrease during the term of the Notes to a level above the Upper Barrier or below the Lower Barrier.
- You do not fully understand or are unwilling to accept that you will only benefit from the absolute value of the Underlying Index Return if a Barrier Event does not occur during the Observation Period.
- You believe that the level of the Underlying Index over the term of the Notes will be greater than the Upper Barrier or less than the Lower Barrier.
- You seek an investment that has unlimited return potential without a cap on appreciation.
- You are unwilling to invest in the Notes based on the Minimum Return, the Upper Barrier and the Lower Barrier indicated on the cover hereof.
- You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.
- You do not understand or accept the risks associated with the Underlying Index.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment or prefer to receive the dividends paid on the stocks included in the Underlying Index.
- You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Notes, for any payment on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying Index, see page 13 of this free writing prospectus and page S-30 of the accompanying Equity Index Underlying Supplement. You should also carefully review "Key Risks" beginning on page 7 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$1,000 per Note (subject to a minimum investment of $1,000).
Term	Approximately 10 months
Trade Date	May 23, 2025
Settlement Date	May 29, 2025
Final Valuation Date	April 2, 2026, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date	April 8, 2026, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Underlying Index	The Nasdaq-100 Index® (Ticker: "NDX")
Payment at Maturity (per $1,000 Note)	•**if a Barrier Event has not occurred,** the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the greater of (1) the Minimum Return and (2) the absolute value of the Underlying Index Return; or •**if a Barrier Event has occurred**, the sum of (i) $1,000 plus (ii) the product of $1,000 times the Minimum Return
Minimum return	0.00%
Observation Period	The period from but excluding the Trade Date to and including the Final Valuation Date.
Barrier event	On any trading day during the Observation Period, (i) the Official Closing Level of the Underlying Index is below the Lower Barrier or (ii) the Official Closing Level of the Underlying Index is above the Upper Barrier.
Underlying Index Return	$$\frac{\text{Final Level - Initial Level}}{\text{Initial Level}}$$
Upper barrier	The Initial Level plus 19.00% of the Initial Level (to be determined on the Trade Date)
Lower barrier	The Initial Level minus 19.00% of the Initial Level
Initial Level	The Official Closing Level on the Trade Date.
Final Level	The Official Closing Level on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Is Expected to Be Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Trade Date	The Initial Level and the final terms of the Notes are set.
Each Trading Day During the Observation Period	The Official Closing Level of the Underlying Index is observed.
Maturity Date	The final underlying index level is observed on the determination date and the absolute value of the Underlying Index Return is calculated.

- **If a Barrier Event has occurred during the Observation Period**, we will pay you on the stated maturity date an amount in cash for each $1,000 Principal Amount of your Notes equal to:

    $1,000+($1,000 × Minimum Return)

- **If a Barrier Event has <u>not</u> occurred during the Observation Period**, we will pay you on the stated maturity date an amount in cash for each $1,000 Principal Amount of your Notes equal to:

    $1,000 + ($1,000 × the greater of (i) the Minimum Return and (ii) the absolute value of the Underlying Index Return

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. PAYMENTS ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, ARE SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Structure or Features of the Notes

♦ **The appreciation on the Notes is limited –** The appreciation potential of the Notes is limited by the Upper Barrier and Lower Barrier. If a Barrier Event occurs during the Observation Period, you will receive a Payment at Maturity equal to the Principal Amount of your Notes plus an amount equal to the Minimum Return of the Principal Amount. Therefore, you will not benefit from any positive Underlying Index Return above the Upper Barrier or negative Underlying Index Return below the Lower Barrier.

♦ **If a Barrier Event occurs, you will receive the Principal Amount of your Notes plus an amount equal to the Minimum Return of the Principal Amount, even if the Final Level is between the Upper Barrier and the Lower Barrier –** If a Barrier Event occurs on any Trading Day during the Observation Period, you will receive the Principal Amount of your Notes plus an amount equal to the Minimum Return of the Principal Amount, even if the Final Level is between the Upper Barrier and the Lower Barrier. Therefore, if a Barrier Event occurs at any point during the Observation Period, you will not benefit from the absolute value of the Underlying Index Return.

♦ **No Interest Payments –** As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Underlying Index

♦ **Changes Affecting the Underlying Index –** The policies of the Underlying Index's sponsor concerning additions, deletions and substitutions of the stocks included in the Underlying Index and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the level of the Underlying Index. The policies of the sponsor with respect to the calculation of the Underlying Index could also adversely affect the level of the Underlying Index. The sponsor may discontinue or suspend calculation or dissemination of the Underlying Index. Any such actions could have an adverse effect on the value of the Notes.

♦ **Risks Non-U.S. Securities Risk –** Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

General Risk Factors

♦ **The Notes Are Subject to the Credit Risk of the Issuer –** The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Is Expected to Be Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** – The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Is Expected to Be Less Than the Price to Public** – The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlying Index and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Notes** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 5 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **Owning the Notes Is Not the Same as Owning the Stocks Included in the Underlying Index** – The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in the Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Underlying Index would have.

- **The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

- **Lack of Liquidity** – The Notes will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Notes in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Notes. This price, if any, will exclude any fees or commissions paid when the Notes were purchased and therefore will generally be lower than such purchase price.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks included in the Underlying Index, which could affect the price of such stocks or the level of the Underlying Index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Notes. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity based on observed level of the Underlying Index in the market. Furthermore, the Calculation Agent can postpone the determination of the Final Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the Underlying Index or the level of the Underlying Index, and therefore, the market value of the Notes.

- **Market Price Prior to Maturity** – The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the level of the Underlying Index; the volatility of the Underlying Index; the dividends paid on the securities included in the Underlying Index; the time remaining to the maturity of the Notes; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

- **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of our or their respective affiliates in the stocks included in the Underlying Index, or in futures, options, exchange-traded funds or other derivative products on those stocks or relating to the Underlying Index, may adversely affect the level of the Underlying Index, and, therefore, the market value of the Notes.

- **Uncertain Tax Treatment –** We intend to treat the Notes as short-term debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as short-term debt instruments for all U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "What Are the Tax Consequences of the Notes?" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Notes. The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement.** They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Underlying Index relative to the Initial Level. We cannot predict the Final Level of the Underlying Index. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions:

Investment Term:	Approximately 10 months
Hypothetical Initial Level*:	1,000.00
Hypothetical Upper Barrier**:	1,190.00
Hypothetical Lower Barrier:	810.00
Minimum Return:	0.00%

*The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level. The actual Initial Level will be determined on the Pricing Date.

**The actual Upper Barrier will be the Initial Level plus 19.00% of the Initial Level (to be determined on the Trade Date).

Hypothetical Final Level	Hypothetical Underlying Index Return	A Barrier Event occurs during the Observation Period		A Barrier Event does not occur during the Observation Period	
		Hypothetical Return on the Notes	Hypothetical Payment at Maturity	Hypothetical Return on the Notes	Hypothetical Payment at Maturity
2,000.00	100.00%	0.00%	$1,000.00	N/A	N/A
1,800.00	80.00%	0.00%	$1,000.00	N/A	N/A
1,600.00	60.00%	0.00%	$1,000.00	N/A	N/A
1,400.00	40.00%	0.00%	$1,000.00	N/A	N/A
1,300.00	30.00%	0.00%	$1,000.00	N/A	N/A
1,190.00	19.00%	0.00%	$1,000.00	19.00%	$1,190.00
1,150.00	15.00%	0.00%	$1,000.00	15.00%	$1,150.00
1,050.00	5.00%	0.00%	$1,000.00	5.00%	$1,050.00
1,020.00	2.00%	0.00%	$1,000.00	2.00%	$1,020.00
1,010.00	1.00%	0.00%	$1,000.00	1.00%	$1,010.00
1,000.00	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
990.00	-1.00%	0.00%	$1,000.00	1.00%	$1,010.00
980.00	-2.00%	0.00%	$1,000.00	2.00%	$1,020.00
950.00	-5.00%	0.00%	$1,000.00	5.00%	$1,050.00
850.00	-15.00%	0.00%	$1,000.00	15.00%	$1,150.00
810.00	-19.00%	0.00%	$1,000.00	19.00%	$1,190.00
600.00	-40.00%	0.00%	$1,000.00	N/A	N/A
500.00	-50.00%	0.00%	$1,000.00	N/A	N/A
400.00	-60.00%	0.00%	$1,000.00	N/A	N/A
300.00	-70.00%	0.00%	$1,000.00	N/A	N/A
200.00	-80.00%	0.00%	$1,000.00	N/A	N/A
0.00	-100.00%	0.00%	$1,000.00	N/A	N/A

Example 1— A Barrier Event occurs during the Observation Period and the level of the Underlying Index increases from the Initial Level of 1,000.00 to a Final Level of 1,600.00.

Underlying Index Return:	60.00%
Payment at Maturity:	$1,000.00

Because a Barrier Event occurs during the Observation Period, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Minimum Return)

= $1,000 + ($1,000 × 0.00%)

= $1,000.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Minimum Return when a Barrier Event occurs during the Observation Period. You will not benefit from any positive Underlying Index Return above the Upper Barrier when a Barrier Event occurs during the Observation Period.

Example 2— A Barrier Event occurs during the Observation Period and the level of the Underlying Index decreases from the Initial Level of 1,000.00 to a Final Level of 600.00.

Underlying Index Return:	-40.00%
Payment at Maturity:	$1,000.00

Because a Barrier Event occurs during the Observation Period, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Minimum Return)

= $1,000 + ($1,000 × 0.00%)

= $1,000.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Minimum Return when a Barrier Event occurs during the Observation Period, even if the Underlying Index Return is negative.

Example 3— A Barrier Event does <u>not</u> occur during the Observation Period and the level of the Underlying Index increases from the Initial Level of 1,000.00 to a Final Level of 1,150.00.

Underlying Index Return:	15.00%
Payment at Maturity:	$1,150.00

Because the a Barrier Event does <u>not</u> occur during the Observation Period, the Payment at Maturity would be $1,150 per $1,000 Principal Amount, which is the greater of:

(1) Principal Amount plus the product of the Principal Amount times the Minimum Return; and

$1,000 + ($1,000 × Minimum Return)

= $1,000 + ($1,000 × 0.00%)

= $1,000.00

(2) Principal Amount plus the product of the Principal Amount times the absolute value of the Underlying Index Return.

$1,000 + ($1,000 × absolute value of the Underlying Index Return)

= $1,000 + ($1,000 × 15.00%)

= $1,150.00

Example 3 shows that you will receive the Principal Amount plus the product of (a) the Principal Amount times (b) the greater of (1) the Minimum Return and (2) the absolute value of the Underlying Index Return when a Barrier Event does <u>not</u> occur during the Observation Period.

Example 4— A Barrier Event does <u>not</u> occur during the Observation Period and the level of the Underlying Index decreases from the Initial Level of 1,000.00 to a Final Level of 850.00.

Underlying Index Return:	-15.00%
Payment at Maturity:	$1,150.00

Because the a Barrier Event does not occur during the Observation Period, the Payment at Maturity would be $1,150 per $1,000 Principal Amount, which is the greater of:

(1) Principal Amount plus the product of the Principal Amount times the Minimum Return; and

$1,000 + ($1,000 × Minimum Return)

= $1,000 + ($1,000 × 0.00%)

= $1,000.00

(2) Principal Amount plus the product of the Principal Amount times the absolute value of the Underlying Index Return.

$1,000 + ($1,000 × absolute value of the Underlying Index Return)

= $1,000 + ($1,000 × 15.00%)

= $1,150.00

Example 4 shows that you will receive the Principal Amount plus the product of (a) the Principal Amount times (b) the greater of (1) the Minimum Return and (2) the absolute value of the Underlying Index Return when a Barrier Event does <u>not</u> occur during the Observation Period. You will benefit from the absolute value of the Underlying Index Return only if a Barrier Event has <u>not </u>occurred.

What Are the Tax Consequences of the Notes?

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as short-term debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as short-term debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as short-term debt instruments. Under Treasury regulations, a short-term debt instrument is treated as issued at a discount equal to the excess of the sum of all payments provided by the instrument over the instrument's issue price. There is no authority regarding the accrual of discount on short-term debt instruments, such as the Notes, that provide for contingent payments, and no ruling will be requested from the IRS with respect to the Notes. As a result, several aspects of the U.S. federal income tax consequences of an investment in these Notes to such holders are uncertain. Prospective investors should consult their own tax advisors concerning the proper U.S. federal income tax characterization of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Generally, cash method holders (except cash method holders that elect to accrue discount currently) are not required to recognize income with respect to the Notes prior to maturity. Generally, an owner of a short-term debt instrument that does not make the election to accrue discount currently is required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry the short-term debt instrument, to the extent of accrued discount that the owner has not yet included in income (or accounted for in connection with a sale, exchange, redemption, maturity, or other disposition of the instrument).

Under the Treasury regulations, accrual method holders and cash method holders that elect to accrue the discount currently are required to include discount on a short-term debt instrument in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding. However, as discussed above, the Treasury regulations are unclear as to how the holder of a short-term debt instrument that provides for contingent interest, such as the Notes, should determine the amount of the discount.

Upon the maturity of the Notes, a U.S. holder should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount received with respect to the Notes at such time and the holder's tax basis in the Notes. Upon a sale or exchange of the Notes prior to maturity, it would generally be reasonable for a U.S. holder to recognize short-term capital gain or loss in an amount equal to the difference between the amount received by such holder upon such sale or exchange and the adjusted tax basis for the Notes, unless the holder sells or exchanges the Notes between the valuation date and the maturity date, in which case such holder should treat any gain recognized as ordinary income and any loss recognized as a short-term capital loss. The deductibility of capital losses is subject to limitations.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlying Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying Index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying Index is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Index or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Index or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Description of the NDX

The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

For more information about the NDX, see "The Nasdaq-100 Index®" beginning on page S-30 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Nasdaq-100 Index®

The following graph sets forth the historical performance of the NDX based on the daily historical closing levels from May 21, 2015 to May 21, 2025, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the NDX should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Underlying Index Return and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. If a Market Disruption Event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price to public less the underwriting discount indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover page of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date set forth on the cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the accompanying prospectus supplement.